VIA EDGAR

November 10, 2011

Mr. Larry L. Greene
Office of Disclosure and Review
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Responses to Comments on the Registration Statement on Form N-2 of the Dividend and Income Fund, Inc. (SEC File Nos. 333-175607 and 811-08747)

Dear Mr. Greene:

On behalf of the above-referenced registrant, set forth below are the comments that you provided by letter dated August 22, 2011 and by telephone on October 13, 2011, to Ms. Yoon Choo of K&L Gates LLP, concerning the Registration Statement on Form N-2 (“Initial Filing”) of the Dividend and Income Fund, Inc. (“Fund”) which was filed with the U.S. Securities and Exchange Commission (“SEC”) on July 15, 2011, and the Fund’s responses thereto.  Your comments are set forth in italics and are followed by the Fund’s responses.  Unless otherwise noted, defined terms have the same meanings as in the Initial Filing.  References to pages numbers in the Comment sections below are to pages in the prospectus and statement of additional information (“SAI”) included in the Initial Filing while references to page numbers in the Response sections below are to pages in the prospectus and SAI to be included in Pre-Effective Amendment No. 1 to the Registration Statement.

GENERAL

Comment 1:  In light of disclosure regarding the Fund’s contemplated investments in derivative instruments, confirm that the Fund’s derivatives disclosure reflects the observations set forth in the letter from Barry Miller, Associate Director in the Division of Investment Management, to the Investment Company Institute.  In summary, you should provide more understandable disclosure on this topic to investors.  Funds are encouraged to focus disclosure on actual anticipated operations rather than a list of investments that they might make.  Funds should tailor their strategy discussion of derivatives to describe the specific instruments in which the fund invests or will invest principally, and provide risk disclosure to reflect the types of derivatives used, and the extent of and the purposes of such use.  See, Letter to Karrie McMillan, Esq., General Counsel, Investment Company Institute, Derivatives-Related Disclosures by Investment Companies (July 30, 2010).

Response 1:  The Fund has revised the disclosure consistent with your comment.  Specifically, the Fund has narrowed the statement that it will engage in options transactions to state that it expects to engage in sales of covered call options and that such sales will principally be used for income generation.  The Fund has also revised the relevant risk factor to discuss risks related to the sale of covered call options.  The Fund has also removed the references to futures transactions in the prospectus as it does not expect futures transactions to be a principal investment strategy.  Please see pages 6, 13, 32, 38, and 45 of the prospectus.

Comment 2:  Explain to the staff whether the Fund has considered the factors and made the determinations required in Investment Company Act Release No. 9932 (September 15, 1977) with respect to rights offerings.  In particular, your response should address the matters discussed in Item 2(E) and related footnote 13 of that release reflecting the staff’s view that there be a specific intended use for the offering proceeds and disclose it under the caption “Use of Proceeds.”

Response 2:  The Fund’s Board of Directors (“Board”) has considered the factors and made the determinations required in Investment Company Act Release No. 9932 with respect to the rights offerings.  The Fund believes that the disclosure relating to its intended use of proceeds is consistent with the requirements of Item 2(E) and related footnote 13 of that release.  The Fund states that it will “invest the net proceeds of the rights offering in accordance with the Fund’s investment objectives and policies.” The Fund believes that the disclosure adequately informs stockholders that it will deploy the net proceeds of the rights offering to purchase additional securities in accordance with its investment objectives and policies.  We note that this type of disclosure appears frequently in closed-end fund prospectuses for rights offerings, including The Gabelli Global Multimedia Trust Inc., Credit Suisse High Yield Bond Fund, The Greater China Fund, Inc., and The Zweig Total Return Fund, Inc.

Comment 3:  Confirm that the disclosure in the filing meets the type size requirements of Rule 420 under Regulation C of the Securities Act.

Response 3:  The Fund confirms that the disclosure in the filing meets the type size requirements of Rule 420 under Regulation C.

PROSPECTUS

A.	PROSPECTUS COVER

Comment 4:  Delete the word “reward” from the initial sentence of the second paragraph. Disclosure in this paragraph indicates that: “The subscription price per Share will be 95% of the lower of (a) the Fund‘s NAV per Share or (b) the market price per Share.” In light of the resultant immediate dilution, at an appropriate location in the prospectus provide an illustrative example or table which assists shareholders in understanding the effects of dilution depending on whether they participate in the offering fully, partially, or not at all.

Response 4:  The Fund has revised the initial sentence of the second paragraph of the prospectus cover as follows “[t]his rights offering provides existing Fund stockholders with the opportunity to purchase additional Shares at a price below both market and net asset value (“NAV”) without paying any commissions.”

With respect to the second part of your comment, the Fund has added an illustrative example, similar to disclosure found in the prospectuses of other closed-end funds that have recently completed rights offerings, showing the potential effects of dilution on NAV per Share based on per Share NAV, market price and Subscription Price information calculated as of a recent date and assuming the issuance of (i) all Primary Subscription Shares and (ii) all Primary Subscription Shares and all Secondary Subscription Shares.  In response to further comments you provided by telephone to Ms. Choo, the Fund has also added an illustrative example showing the potential effects of dilution on NAV per Share based on per Share NAV, market price and Subscription Price information calculated based upon the highest discount to NAV at which the Shares have traded as set forth in the table under “Market Price Information.”  The disclosure below has been added to pages 9 and 40 of the prospectus.

The impact of the rights offering on NAV per share is shown by the following examples assuming an NAV of $4.27, a Subscription Price of $3.45 and estimated expenses related to the rights offering of $375,000. (As of November 7, 2011, the NAV per Share was $4.27 and the average of the volume weighted average sales price of a Share on the NYSE on November 7, 2011 and the four preceding trading days was $3.63 for an estimated Subscription Price of $3.45 per Share.)

Scenario 1 assumes that the offering is fully subscribed and all Primary Subscription Shares (but no Secondary Subscription Shares) are issued:

Reduction in NAV ($)                                                                $0.22
Reduction in NAV (%)                                                                  5.15%

Scenario 2 assumes that all Primary Subscription Shares and all Secondary Subscription Shares are issued:

Reduction in NAV ($)                                                                $0.26
Reduction in NAV (%)                                                                  6.09%

If the Subscription Price per Share is lower than NAV per Share by an even larger margin than in the example above, dilution would be even more substantial.  For example, assuming an NAV of $3.57 and a Subscription Price of $2.25 (based upon the highest discount to NAV at which the Shares have traded as set forth in the table under “Market Price Information”) and estimated expenses related to the rights offering of $375,000, the impact of the rights offering on NAV per share would be as follows:

Scenario 1 assumes that the offering is fully subscribed and all Primary Subscription Shares (but no Secondary Subscription Shares) are issued:

Reduction in NAV ($)                                                                $0.35
Reduction in NAV (%)                                                                  9.80%

Scenario 2 assumes that all Primary Subscription Shares and all Secondary Subscription Shares are issued:

Reduction in NAV ($)                                                                $0.40
Reduction in NAV (%)                                                                11.20%

Comment 5:  The sixth paragraph notes that the Fund may invest in unregistered investment companies and foreign entities.  With respect to the former, if the Fund may invest in unregistered funds, such as hedge funds or funds that do not fall under the definition of investment company by virtue of §3(c)(1) or §3(c)(7) of the 1940 Act, add appropriate strategy and risk disclosure.  Disclose that the investments are commonly known as hedge funds.  Also disclose how the Fund will value the hedge funds in which it invests.  With respect to the latter, explain to the staff whether such investments are subject to any emerging markets risks.

Response 5: The Fund has removed the references to unregistered investment companies in the prospectus as it does not expect investments in unregistered investment companies to be a principal investment strategy.  Disclosure regarding unregistered investment companies consistent with your comment has been added to the SAI.  See pages 5 - 6 of the SAI.

With respect to its investments in foreign entities, while the Fund reserves the right to invest in foreign entities in emerging markets and securities of issuers that invest in emerging markets, the Fund does not expect these investments to be a principal investment strategy.  Accordingly emerging markets risk is discussed only in the SAI.

Comment 6:  Footnote 4 to the price table indicates that the number of shares may be increased by 25% in connection with the over-subscription privilege.  Confirm that these shares are included in the shares being registered.

Response 6:  The Fund confirms that the number of Shares that may be issued pursuant to the Over-Subscription Privilege will be included in the Shares registered in Pre-Effective Amendment No. 1 to the Registration Statement.

Comment 7:  Revise the prominent statement appearing at the bottom of the page the substance of which is required by Rule 481(b)(1) under the Securities Act to reflect the changes brought about by the National Securities Markets Improvement Act of 1996.

Response 7:  The Fund has revised the disclosure on the prospectus cover to remove the reference to “any state securities commission.”

B.	PROSPECTUS

Comment 8:  The paragraph that follows the Table of Contents indicates that the prospectus is accurate only as of the date thereof.  Revise that disclosure to indicate that the Fund will update the prospectus as appropriate to include material changes.

Response 8:  The Fund has added the following sentence to the paragraph that follows the Table of Contents: “[t]o the extent required by law, the Fund undertakes to amend or supplement this prospectus to reflect any material changes to the Fund after the date of this prospectus.”

Comment 9:  Revise Item (x) under the sub-caption “Prospectus Summary - The Offering - Purpose of the Offering” and disclose that the benefit to the investment manager from the offering constitutes a conflict of interest.

Response 9:  The Fund has revised the disclosure on pages 2 and 25 of the prospectus to state: “that the Investment Manager has an inherent conflict of interest in recommending the rights offering because the Fund pays fees to the Investment Manager based on a percentage of the Fund’s assets and the Investment Manager will benefit from the increase in Fund assets that is expected to result from the rights offering.”

Comment 10:  Add the indicated clause to the following disclosure appearing under the sub-caption “Prospectus Summary - The Fund - Investment Strategy,” “Except for securities related to the U.S. government, no more than 25% of the Fund‘s total assets will be invested in any one industry or group of industries ~~sector~~ nor, as to 75% of the Fund’s total assets, will more than 5% be invested in securities of any one issuer.”

On your call with Ms. Choo, you also requested that the Fund include disclosure in its SAI discussing its policy with respect to concentrating investments in any “group of industries.”

Response 10:  The Fund has not adopted a fundamental policy, or reserved freedom of action, to concentrate its investments in any “group of industries.”  The Fund does not believe that it is required, or even able, to make a statement regarding a policy on investments in any “group of industries.” A fund that intends to concentrate its investments in a “group of industries” would have to disclose the industries comprising the “group” in its registration statement.  However, the inverse is not true — a fund that does not intend to invest in any “group of industries” cannot make meaningful disclosure regarding its intention not to concentrate in any such “group” because that term does not have a clearly discernable meaning.  The Fund does not believe that the 1940 Act or the regulations or guidance thereunder require it to make an affirmative statement regarding the Fund’s intent not to invest in a “group of industries.”  This interpretation is supported by the guidelines provided relating to the “concentration of investments in particular industries” in the Guidelines for Preparing Form N-8B-1 (Release No. IC-7221).  The Fund understands that if in the future it wishes to declare an intention to invest, or reserve the freedom to invest, in a “group of industries” it will need to seek stockholder approval to so concentrate and will have to amend its fundamental investment restrictions accordingly.

Comment 11:  The next sub-captioned discussion, “Use of Leverage” discloses that: “The Fund has utilized leverage since shortly after it began investment operations and expects to continue to use investment leverage; however, there can be no assurance that the Fund will continue to engage in any leveraging techniques.”  The gist of this statement needs to be added to the prospectus cover.

Response 11:  The Fund has updated the prospectus cover to include the following statement regarding leverage:  “[t]he Fund has used leverage since its inception and expects to do so in the future; however, there can be no assurance that the Fund will continue to engage in any leveraging techniques.”

Comment 12:  Disclosure sub-captioned “Recent Market Events” contains a discussion of the recent market turmoil.  Similar disclosure appears elsewhere in the document.  In light of the continuing economic issues in Europe involving Greece, Spain, Ireland and Portugal, among other European countries, and the impact that may have on both the domestic economy and international markets, please enhance the disclosure accordingly.

Response 12:  In response to your comment, the Fund has revised the disclosure relating to recent market events as follows:

Recent Market Events.  Recently, domestic and international markets have experienced turmoil, due to a variety of factors, including continuing economic issues in Greece, Spain, Ireland, Portugal, Italy and other European Union countries. This turmoil is reflected in perceptions of economic uncertainty, price volatility in the equity and debt markets, and fluctuating trading liquidity. In addition, many governments throughout the world responded to the market turmoil with a variety of fiscal and monetary policy changes, including but not limited to, direct capital infusions into companies, new monetary programs, and lower interest rates. An unexpected or quick reversal of these policies could increase volatility in the equity and debt markets. These market conditions and continuing economic risks could have a significant effect on domestic and international economies, and could add significantly to the risks of the Fund’s volatility and inability to obtain its investment objectives.

Comment 13:  Later disclosure discusses the Fund’s securities lending policy.  Revise the disclosure to indicate whether the Fund uses affiliated agents in managing its lending program and to invest collateral.  Explain how the Fund intends to handle situations when it is called upon to vote its interest on material matters.  Disclose that the costs of lending portfolio securities are not included in the fee table.

Response 13:  The Fund has added disclosure to page 39 of the prospectus to state that: “[t]he Fund does not use affiliated agents in managing its lending program.”

The Fund has also added the following disclosure on page 39 of the prospectus to explain how it intends to handle situations when it is called upon to vote its interest on material matters:

[t]he Fund continues to receive the equivalent of the interest, dividends or other distributions paid by the issuer on the securities loaned as well as the benefit of any increase and the detriment of any decrease in the market value of the securities loaned and also has the opportunity to earn interest on the amount of the loan and on the loaned securities’ collateral.  The Fund would have the right to call the loan and obtain the securities loaned at any time. The Fund would not have the right to vote the securities during the existence of the loan but would call the loan to permit voting of the securities, if, in the Investment Manager’s judgment, a material event requiring a stockholder vote would otherwise occur before the loan was repaid.

Finally, the Fund has added disclosure to footnote 6 of the Fees and Expenses table on page 20 of the prospectus to state that “[t]he costs of lending the Fund’s portfolio securities are not included in the table.”

Comment 14:  Revise the fee table consistent with the following:

•	The table contains blanks. We may have comments regarding that information upon its inclusion in an amendment to this registration statement,

Response:  The Fund takes note of the comment.

•	Revise Footnote 2 as follows: “These offering expenses will be borne by the Fund and indirectly by all of the Fund’s common stockholders, including those who do not exercise their Rights,

Response:  The Fund has revised the disclosure in footnote 2 to add “common” in front of “stockholders.”

•
The last sentence of Footnote 4 states that:  “The percentage of Management Fees is based on the Fund’s fiscal year ended November 30, 2010.”  Given that we are almost nine months into the current fiscal year, will the fee for this fiscal year be materially different,

Response:  The percentage of Management Fees for the period from the commencement of the Fund’s current fiscal year on December 1, 2010 through August 31, 2011 is not materially different from the Management Fees for the fiscal year ended November 30, 2010.  The referenced statement has been removed from the footnote.  See page 20 of the prospectus for the revised Fees and Expenses table.

•
Footnote 5 to the fee table discloses that the Advisor is paid based on managed assets.  The fee table, however, requires the advisory fee to be disclosed in terms of net assets.  Please revise the footnote to explain how the contractual rate based on managed assets is converted to net assets.  In this regard, disclose the amount of leverage used or assumed in calculating the advisory fee,

Response:  The Fund has added the following disclosure to footnote 4:

In calculating the Management Fee rate based on net assets, the Fund derived the amount of Management Fees by assuming leverage to net assets at the average level employed during the period from the commencement of the Fund’s current fiscal year on December 1, 2010 through August 31, 2011, and determined net assets attributable to common stock by subtracting from total assets debt relating to leverage, short term debt and the aggregate liquidation preference of any outstanding preferred stock, and other liabilities.

•	Move the footnotes appearing after the “Annual Expenses” segment of the table so as to follow the Example,

Response:  The Fund has moved the footnotes as requested.

Footnote 6 indicates that it reflects the cost of borrowing under the line of credit.  Explain how this number compares to the number for the fiscal year ended November 30, 2010 and the number for the first nine months of the current fiscal year,

Response:  The amount shown of 0.27% reflects estimated costs of borrowing under the Line of Credit obtained by annualizing  the average level of leverage to net assets at the average interest rate incurred during the period from commencement of the Fund’s current fiscal year on December 1, 2010 through August 31, 2011, which compares to 0.67% for the historical costs of borrowing for the fiscal year ended November 30, 2010.

•
Footnote 7 to the fee table states that “Other Expenses” is an estimate based upon anticipated cost savings to be achieved by the Advisor over the course of the upcoming years.  In general, the staff takes the position that “Other expenses” should be based on the actual operating expenses of the Fund during the previous year (see, for example, Instruction (3)(d) to Item 3 of Form N-lA), and that these operating expenses should be restated only if current fees are lower.  Restatements should not be based upon anticipated cost savings through anticipated economies of scale or possible future reductions in fixed costs.  Accordingly, revise footnote 7 and disclose in the fee table the operating expense ratio for the Fund based upon last year’s actual costs, and

Response:  Instruction (3)(d)(ii) to Item 3 of Form N-lA states that if there have been any changes in “Annual Fund Operating Expenses” that would materially affect the information disclosed in the table, the expense information should be restated using the current fees as if they had been in effect during the previous fiscal year.   The requirements of Instruction 6 to Item 3 of Form N-2, state that “Other Expenses” should be estimated and stated (after any expense reimbursement or waiver) as a percentage of NAV attributable to common shares.

Since February 2011, the Fund has terminated the service provider contracts in effect during its fiscal year ended November 30, 2010 and entered into new service provider contracts with different service providers which charge lower fees.   In response to your comment to footnote 7, your comment 13, a comment provided by Mr. Kevin Rupert and the requirements of Form N-2, the Fund has revised footnote 6 as follows:

[s]ince February 1, 2011, the Fund has changed its service providers.  Other Expenses are estimated for the current fiscal year to reflect these new service contracts.  The costs of lending the Fund’s portfolio securities are not included in the table.

•
With respect to the discussion in Footnote 9 regarding the adviser’s agreement to waive fees, confirm that the adviser or an affiliate may not recapture any waived amounts, that the Board, not the manager, may terminate the waiver agreement, and confirm that the waiver agreement has been or will be filed as an exhibit to the registration statement.  Further, change the following disclosure in this footnote to “acquired fund fees and expenses,”: “fees and expenses of investing in other investment companies.”

Response:  The Fund confirms that: (i) neither the Investment Manager nor any of its affiliates may recapture any waived amounts; (ii) only the Board may amend or terminate the waiver agreement; and (iii) the waiver agreement was filed as an exhibit to the Initial Filing.  As requested, the Fund has also changed the reference to “fees and expenses of investing in other investment companies” to “acquired fund fees and expenses.” See footnote 8.

Comment 15:  The proviso paragraph of the discussion captioned “Financial Highlights” discloses that:  “The financial highlights for the fiscal years ended November 30, 2001 through 2005 are unaudited.”  With respect to the first highlighted segment of the sentence, the information should be updated, see Regulation S-X, Rule 3-18.  As regards the statement that the indicated information is unaudited, the Fund should have the audited numbers, please explain why the information is said to be unaudited.

Response 15:  The Fund will update the Financial Highlights to include unaudited information for the six months ended May 31, 2011 in Pre-Effective Amendment No. 1 to the Registration Statement.

The Fund has revised the statement relating to the Financial Highlights for the fiscal years ended November 30, 2001 through 2005 to state: “[t]he financial highlights for the fiscal years ended November 30, 2001 through 2005 were audited by another independent registered public accounting firm, whose reports with respect to that period were unqualified.”

Comment 16:  Revise the paragraph in all capital letters appearing under the caption “The Rights Offering - Payment for Shares” by reminding subscribers of the 5 day requirement in the case of payment by personal check discussed three paragraphs earlier.

Response 16:  The Fund has revised the paragraph on page 30 of the prospectus as requested.

Comment 17:  The final sentence of the disclosure captioned “Use of Proceeds” states that:  “Following the completion of the rights offering, the Fund may increase the amount of leverage outstanding.”  Disclose the Fund’s anticipated increase in leverage.  Also disclose the type or nature of the contemplated leverage.

Response 17:  The “Use of Leverage” section in the prospectus has been revised to state that “[t]he Fund does not currently anticipate an increase in leverage following the completion of the rights offering; however, the Fund reserves the right to adjust leverage from time to time.”   Information regarding the type or nature of the contemplated leverage is included under the section “Use of Leverage” in the prospectus. In response to your comment, the Fund has added the following as the last sentence of the disclosure under “Use of Proceeds,” “[s]ee Investment Objectives, Policies and Strategies—Leverage.”  See pages 5 and 31 of the prospectus.

Comment 18:  A later sub-caption, “Securities of Other Investment Companies” discloses the following:  “The Fund may invest in the securities of other investment companies, including closed end funds, open end funds, ETFs, BDCs, unit investment trusts, private investment companies, and offshore investment companies, to the extent permitted by the 1940 Act.” (Emphasis added.)  Please disclose the nature of the private and off shore investment companies, what the limits are under the 1940 Act, and all material risks.

Response 18:  The Fund has removed the references to private investment companies and offshore investment companies in the prospectus as it does not expect such investments to be among its principal investment strategies.  Disclosure regarding these investment companies consistent with your comment has been added to the SAI.  See pages 5 - 6 of the SAI.

Comment 19:  Under the caption “Leverage,” disclosure in the fourth paragraph discusses the Fund’s $30 million dollar Line of Credit and states that:  “The Fund’s portfolio securities have been pledged as collateral to secure this loan.”  Explain to the staff whether this means that the entire portfolio or only so much as is equal to the amount of the outstanding loan has been or may be pledged to secure borrowings.

Response 19: The Fund pledges collateral under its security agreement with the lender at least in amounts sufficient to secure the amount borrowed by the Fund.  While the Fund is required to pledge securities only in amounts necessary to secure the amount borrowed by the Fund, the Fund may overcollateralize its pledge account for administrative ease such as when it anticipates increased borrowings or to account for fluctuations in the value of the collateral pledged.

Comment 20:  Revise the discussion captioned “Cautionary Notice Regarding Forward-Looking Statements” so as to clarify that any forward-looking statement contained in the prospectus or SAI do not meet the safe harbor for forward-looking statements pursuant to §27A of the Securities Act.

Response 20:  The Fund has added the following sentence on page 49 of the prospectus: “[a]ny forward-looking statements contained in this prospectus are excluded from the safe harbor protection provided by section 27A of the Securities Act.”

Comment 21:  Revise the discussion captioned “Description of Capital Stock - Certain Anti-Takeover Provisions in the Governing Documents” so as to provide a more inclusive list of the provisions in its Governing Documents which could have the effect of limiting shareholders and others in their quest to gain control of the Fund or to effectuate change.

Response 21:  The Fund has revised the disclosure as requested.  See pages 60 - 62 of the prospectus.

Comment 22:  In this connection, as the Fund is a corporation created under the laws of Maryland, explain to the staff the Fund’s status under the Maryland Control Share Acquisition Act.

Response 22:  The Fund has not opted into the Maryland Control Share Acquisition Act.

FURTHER GENERAL COMMENTS

We note that portions of the filing are incomplete.  We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied in your response letter, or on exhibits added in any pre-effective amendments.

Whenever a comment is made in one location, it is considered applicable to all similar disclosure appearing elsewhere in the registration statement.

Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act.  Where no change will be made in the filing in response to a comment, please indicate this fact in your response letter and briefly state the basis for your position.  Where changes are made in response to our comments provide information regarding the nature of the change and, if appropriate, the location of such new or revised disclosure in the amended filing.  As required by the rule, please insure that you mark new or revised disclosure to indicate change.

Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision.  Since the Fund and its management are in possession of all facts relating to the Fund’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

•           the Fund is responsible for the adequacy and accuracy of the disclosure in the filing;

•           should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•           the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•           the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

Responses:  The Fund takes note of the above comments.  The Fund intends to omit certain pricing information (e.g., total number of shares sold, proceeds, etc.) from the prospectus in the last pre-effective amendment in reliance on Rule 430A under the Securities Act.  The Fund is not submitting an exemptive application or no-action request in connection with its registration statement.  The Fund will file Pre-Effective Amendment No. 1 to the Registration Statement reflecting the responses to the comments set forth in this letter.

*           *           *           *           *

The Fund acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) staff comments or changes to disclosure in response to staff comments in the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) it may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

The Fund represents that it has not conducted any rights offerings prior to the rights offering contemplated by Pre-Effective Amendment No. 1 to the Registration Statement.

If you have any further comments or questions regarding this response, please contact me at (202) 778-9298 or Yoon Choo at (202) 778-9340.  Thank you for your attention to this matter.

Sincerely,

/s/ R. Darrell Mounts, Esq.

cc:           Thomas B. Winmill, Esq.
Thomas O’Malley
John F. Ramirez, Esq.
Yoon Choo, Esq.